The Gabelli Global Small and Mid Cap Value Trust

One Corporate Center

Rye, New York 10580-1422

March 14, 2014

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Global Small and Mid Cap Value Trust

(CIK No. 0001585855, File Nos. 333- 191099; 811-2284)

Request for Withdrawal of Amendment to Registration Statement on Form N-2

Dear Sir or Madam:

The Gabelli Global Small and Mid Cap Value Trust (the “Trust”) has determined that the amendment to the Trust’s Form N-2 registration statement filed on March 12, 2014 (accession number 0001193125-14-095633) (the “Amendment”) was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to Steven Grigoriou at Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Trust at (416) 777-4727.

Very truly yours,

/s/ Agnes Mullady
Agnes Mullady
Treasurer, The Gabelli Global Small and Mid Cap Value Trust